March 22, 2019

BY EMAIL

Cynthia M. Krus, Esq.
Eversheds Sutherland LLP
700 Sixth Street NW Suite 700
Washington, DC 20001

               Re:     CIM Real Assets & Credit Fund
                       File Nos. 333-229782 and 811-23425
Dear Ms. Krus:

On February 22, 2019, you filed a registration statement on Form N-2 on behalf of CIM Real
Assets & Credit Fund (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

GENERAL COMMENTS

1. We note you submitted an application for exemptive relief on February 7,
2019
("Application") in connection with the registration statement in order to issue multiple classes of share and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes. We also note that the Fund is seeking exemptive relief to allow it to co-invest with certain of its affiliates. Please advise us if you expect to submit any no-action requests or additional exemptive applications in connection with your registration statement.

2. Before using abbreviate terms, acronyms, et cetera, please define them at their place of first appearance. For example, prior to being defined, the acronym "DRP" appears in the fee table's first footnote.

PROSPECTUS

Cover Page

3. Please confirm to us that the pricing table, as well as all of the information appearing thereunder up to, and including, the date of the Prospectus, will be included as part of the information presented on the Outside Front Cover Page of the Prospectus. See
Item 1 of Form
N-2.
 Cynthia M. Krus, Esq.
Eversheds Sutherland LLP
CIM Real Assets & Credit Fund
March 22, 2019
Page 2 of 16

Securities Offered

4. Please make more prominent the second and third sentences of the first paragraph under this heading that discuss the Fund's Application and the fact that until the Fund receives the related exemptive relief, the Fund will only offer Class A Shares.

5. Please revise the fourth and fifth sentences to explain in a clearer manner that the sales loads for Class A Shares and Class L Shares will be imposed starting with any initial share purchases
(e.g., Class A Shares will initially be offered at $26.525 per share plus a maximum sales load of
5.75% of the offering price and thereafter will be offered on a continuous basis at NAV per share plus that maximum sales load of 5.75%). Make conforming changes throughout the registration statement.

Investment Objective

6. Please ensure the discussion of the Fund's primary investment objective reflects that the
Fund's distributions may consist significantly of "return of capital."

7. On page 33, the Prospectus states the Fund "anticipates that substantially all of the loans in which it makes investments will be instruments that are rated below investment grade or are unrated. Below investment grade instruments are commonly referred to as `junk' or high-yield instruments and are regarded as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal." To the extent investing in junk securities is considered to be part of the Fund's principal investment strategy, the disclosures on the Cover Page and in the
Summary Prospectus should indicate this fact and highlight the speculative nature of such investments, including by explicitly stating that the Fund's investments are commonly referred to as "junk securities."

8. The Prospectus states the Fund may invest in derivatives. If the Fund may invest in such instruments, directly or indirectly, as part of its principal strategies, please state so. Also, disclose in the Summary Prospectus the specific derivatives in which the Fund may invest, directly or indirectly, for purposes of its principal strategies and indicate why the Fund will do so
(e.g., hedging purposes and/or speculative purposes) and include any attendant risks. In this regard, consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010
(http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

9. In the fourth sentence, please indicate the types of issuers (i.e., U.S. and/or foreign) that will issue the Fund's "credit and credit related securities" specified in (2)-(4). Please describe
"commercial net-lease properties." Also, in the Prospectus, specifically identify all of these
 Cynthia M. Krus, Esq.
Eversheds Sutherland LLP
CIM Real Assets & Credit Fund
March 22, 2019
Page 3 of 16

 "other credit-related instruments" that are mentioned in (5) and include their risks (e.g., disclose that equity tranches are in first loss position).

10. The fourth sentence states the "credit and credit related securities" will consist of, "to a lesser extent warrants and other equity securities of U.S. middle-market companies." (Emphasis added.) Given this description, please confirm the Fund will invest in "warrants and other equity securities" as part of its principal strategies. See Item 8.2.b (1) of Form N-2. Also, please explain to us why equity securities are considered "credit and credit related securities." Finally, confirm these instruments and their risks are specified in the Prospectus Summary and are described in a consistent manner or revise the disclosure accordingly. We note page 2 of the Summary
Prospectus states the "Fund may also opportunistically invest in warrants and other equity securities." Please clarify what is meant by "opportunistically invest."

11. The Prospectus disclosure indicates the Fund may invest in private equity funds. Please tell us what percentage of the Fund's assets are expected to be invested in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (the
"Investment Company Act," "1940 Act," or the "ICA"). We may have additional comments after reviewing your response.

12. We note on page 33 under "Duration and Maturity Risk" the disclosure indicates the "Fund has no fixed policy regarding portfolio maturity or duration. Holding long duration and long maturity investments will expose the Fund to certain magnified risks." State as much in the
Summary Prospectus and clarify these "certain magnified risks."

Pricing Table

13. Please revise footnote (1) of the pricing table to explain that currently, only Class A shares of the Fund are offered and the Fund expects to offer the other share classes in the future, subject to obtaining an exemptive order from the Securities and Exchange Commission ("SEC").

14. Expand footnote (2) to the pricing table to disclose [per share class] the net per common share and total proceeds to the Fund, after the payment of expenses of issuance and distribution, offering costs and expenses, and sales load. In this regard, see Instruction 6 to Item 1.1.g of
Form N-2.

15. Disclose by footnote to the pricing table that both the sales load, which is directly borne by investors in the common shares of the offering, and the organization and offering expenses paid by the Fund, which are indirectly borne by investors in the common shares of this offering, will immediately reduce the value of each investor's common shares.
 Cynthia M. Krus, Esq.
Eversheds Sutherland LLP
CIM Real Assets & Credit Fund
March 22, 2019
Page 4 of 16

16. As the Prospectus states that securities are to be offered on a best efforts basis, please disclose on the Cover Page any arrangements to place the funds received in an escrow, trust, or similar arrangement. If no such arrangements have been made, please disclose that fact. See
Instruction 5 to Item 1.1.g. of Form N-2. Also, revise the table's column reading "Offering
Price" to "Offering Price to Public." Id.

Interval Fund/Repurchase Offers

17. Please enhance the disclosure under this heading to:

a. Indicate the intervals between deadlines for repurchase requests, pricing, and repayment and, if applicable, the timing of the initial repurchase offer. In doing so, please also include a cross reference to the Prospectus sections that discuss repurchase policies and their attendant risks.
See Guide 10 to Form N-2.

b. Explain that share repurchases in excess of five percent are entirely within the discretion of the Fund and investors should not rely on repurchase offers being made in amounts in excess of five percent of Fund assets.

18. Disclosure references a "repurchase fee" (e.g., the second sentence of the first paragraph of this section) while others indicate the "Fund has elected not to impose any repurchase fee on repurchases of Common Shares" (e.g., see Periodic Repurchase Offers" on page
3). If the Fund
imposes a repurchase fee, please describe it and ensure it is presented in the fee table.

Cover Page-Risk Bullets

19. Please confirm to us that the risk bullets will appear on the Outside Front Cover Page. Also, in the third bullet:

a. Explain that a return of capital is a return of a portion of a shareholder's original investment in the Fund. Also, confirm to us that the Prospectus discloses the short term and long term tax implications for a shareholder with respect to a return of capital. If not, revise the Prospectus accordingly.

b. Expand the examples of sources for distributions to include offering proceeds, borrowings, and amounts paid by the Fund's affiliates that are subject to repayment by investors.

c. State that any capital returned to shareholders through distributions will be distributed after payment of fees and expenses, as well as the sales load.
 Cynthia M. Krus, Esq.
Eversheds Sutherland LLP
CIM Real Assets & Credit Fund
March 22, 2019
Page 5 of 16

20. In the fifth bullet, please expand the penultimate sentence to explain an investor should be able to bear a complete loss of investment. Also, please make the last sentence in the fifth bullet into a separate bullet.

21. Please add bullet points to summarize:

a. That because investors may be unable to sell their shares, they may be unable to reduce their exposure to the Fund in any market downturn.

b. That purchasers of common shares are subject to immediate dilution as a result of selling commissions and dealer manager fees paid by such purchasers and offering expenses of the Fund that will incur in connection with this offering.

c. Although the Fund may seek a liquidity event, there is no guarantee that a liquidity event will take place.

Leverage

22. The disclosure indicates the Fund "intends to (i) use borrowings, including loans from certain financial institutions and the issuance of commercial paper and notes (collectively,
`Borrowings'), in an aggregate amount of up to 33 1/3% of the Fund's total assets (including the assets subject to, and obtained with the proceeds of, such Borrowings) immediately after such
Borrowings or (ii) issue preferred stock in an aggregate amount of up to 50% of the Fund's total assets (including the assets subject to, and obtained with the proceeds of, such issuance) immediately after such issuance."

a. In a footnote to the pricing table, please include the estimated offering expenses of any preferred stock and/or debt offering that is expected to occur during the next 12 months. Also, indicate in that footnote that preferred stock and debt offering expenses will be borne by the holders of the Fund's common shares and result in a reduction of the net asset value of the common shares. Also, if the Fund intends to offer preferred stock and/or debt during the next 12 months, please include the dividend and/or interest expense is the Summary of Expenses. Based on your response, we may have additional comments.

b. In the disclosure, explain that all of the leverage expenses of the Fund are borne solely by the
Fund's common shareholders.

Investment Adviser

23. Please define the following terms: (a) "vertically-integrated owner and operator" that appears in the penultimate sentence of the first paragraph; and (b) "ramp-up period" shown in the last sentence of the third paragraph.
 Cynthia M. Krus, Esq.
Eversheds Sutherland LLP
CIM Real Assets & Credit Fund
March 22, 2019
Page 6 of 16

Prospectus Summary

Investment Strategies (Page 2)

24. Based on the disclosure, it is unclear if the Fund intends to invest in foreign investments and/or foreign real estate as part of its principal strategies. If this is so, please clarify those facts in the disclosure and include attendant risk disclosure in the Prospectus Summary and Risks section of the prospectus.

25. Please add disclosure explaining the Fund's fundamental policy to concentrate in the real estate industry along with attendant concentration risk disclosure.

26. Specify the "other equity securities" referenced in the fifth paragraph.

27. If the Fund intends to include derivatives as part of its 80% policy, please add disclosure stating the Fund will value those derivatives for purposes of rule 35d-1 under the ICA on a mark to-market basis (i.e., using the current market price of the derivative, or if it is an OTC derivative, its fair value).

28. Based on the disclosure on page 42, it appears the Fund will engage in reverse repurchase agreements as part of its principal strategies. Please disclose this fact in the Prospectus Summary and include attendant risks, including the fact that the use of these instruments involves many of the same risks involved in the Fund's use of leverage. Also, indicate the maximum limit, expressed as a percentage of net assets, the Fund may engage in these instruments.

29. The disclosure states that the Fund's investments may include equity tranches of CLOs.
Please confirm the Fund will follow Accounting Standards Codification 32540 (Beneficial
Interests in Securitized Assets) for these investments.

Leverage (Page 3)

30. The disclosure defines "Borrowings" as "loans from certain financial institutions and the issuance of preferred stock (collectively, "Borrowings"), in an aggregate amount of up to 33
1/3% of the Fund's total assets (including the assets subject to, and obtained with the proceeds of, such Borrowings) immediately after such Borrowings." (Emphasis added.) Please reconcile this definition of Borrowings with the one on the Cover Page.

31. In the second paragraph, the first sentence suggests the Fund has subsidiaries beyond its
REIT Subsidiaries and the Fund may invest in those other subsidiaries. If so, please clarify the
Fund's investments in other subsidiaries in plain English. To the extent investing in any such subsidiary is considered to be part of the Fund's principal investment strategy, the disclosures should, where appropriate, indicate this fact.
 Cynthia M. Krus, Esq.
Eversheds Sutherland LLP
CIM Real Assets & Credit Fund
March 22, 2019
Page 7 of 16

Distributions (Page 4)

32. If investors' funds will be forwarded to an escrow account, please identify the escrow agent, and briefly describe the conditions for release of the funds, whether such funds will accrue interest while in escrow, and the manner in which the monies in such account will be distributed if such conditions are not satisfied, including how accrued interest, if any, will be distributed to investors. See Item 5.8 of Form N-2.

Investment Adviser (Page 4)

33. The last paragraph states, "[t]o the extent advisory fees are paid to the Adviser by a REIT
Subsidiary, such fees will be offset against fees otherwise payable by the Fund to the Adviser, such that shareholders of the Fund will only be subject to one layer of fees to the Adviser."
Please file the agreement as an exhibit to the registration statement. Confirm to us the Adviser may not recoup any offset fees for managing any REIT subsidiary. Based on your response, we may have additional comments.

34. As noted above, the Leverage section on page 3 suggests the Fund has subsidiaries beyond its REIT Subsidiaries and the Fund invest in those other subsidiaries. To the extent the Fund invests in such other subsidiaries or affiliated investment companies, does the Fund have similar
"fee offset" arrangements with any of those entities such that Fund shareholders would pay only one layer of fees? Based on your response, we may have additional comments.

35. Please clarify the "non-advisory fees (if any)" that would be paid by each REIT Subsidiary as described in the last sentence and file any governing document as an exhibit to the registration statement. Based on your response, we may have additional comments.

Co-Administrator and Accounting Agent (Page 5)

36. The disclosure indicates the Fund will "reimburse the Adviser [(in its capacity as co-administrator)] for certain expenses incurred by it or its affiliates in connection with the administration of the Fund's business and affairs." At an appropriate location in the Prospectus, expand the disclosure to provide more specifics on the expenses for which the Fund will be required to reimburse the Adviser and also disclose the specific methodology used to allocate costs and expenses under the Administration Agreement.

37. The third paragraph states the Fund will pay to the "[ ] Administrator the greater of a minimum fee or fees based on the annual net assets of the Fund plus out of pocket expenses (the
"Administration Fee") in connection with providing services to the Fund. Please disclose this
"minimum fee."
 Cynthia M. Krus, Esq.
Eversheds Sutherland LLP
CIM Real Assets & Credit Fund
March 22, 2019
Page 8 of 16

Unlisted Closed-End Fund Structure; Limited Liquidity (Page 7)

38. Please define the term "liquidity event" which appears in the second paragraph, clarify the significance of this disclosure, and indicate what entity may declare such an event and any related conflicts (e.g., how the decision to seek a liquidity event could impact the Adviser's compensation).

Risks (Page 8)

39. Please expand the fifth bullet to explain that although a return of capital will generally not be taxable, it would reduce the shareholder's cost basis in shares and may result in higher capital gains taxes, or a lower capital loss, when shares are sold.

Shareholder Transaction Expenses (Page 10)

40. Please add a caption reflecting the organizational and offering costs borne by the common shareholders expressed in terms of dollars per share.

41. The table's first footnote states, "[n]o selling commissions or dealer manager fees will be paid in connection with sales under the DRP." Please confirm to us there are no DRP fees charges that should be disclosed in the Shareholder Transaction Expenses section in a separate
"Dividend Reinvestment and Cash Purchase Plan Fees" caption. See Instruction 4 to Item 3 of
Form N-2. We note additional text on page 65 under "Distribution Reinvestment Plan" that states "[t]here is no direct service charge to participants in the DRP." Is there any indirect service charge to participants in the DRP? If so, clarify that charge on page 65 and advise us how such charge is disclosed in the fee table. Please ensure that disclosure in the Prospectus about fees in connection to the DRP is stated in a consistent manner.

Annual Expenses . . . Common Shares (Page 10)

42. We suggest adding a footnote explaining that the indirect costs the Fund incurs from its investments in certain investment vehicle do not appear in the fee table and specifying those vehicles in the footnote (e.g., REITs). Also, explain to us the basis for any such exclusion from the fee table.

43. On page 40 under "Potential Conflicts of Interest Risk -- Allocation of Investment
Opportunities," the third paragraph discusses how the Fund may engage in short sales. Please confirm to us the fee table includes, as an expense, an estimate of the interest and dividend expenses to be paid on the Fund's short sale transactions. See AICPA Audit and Accounting
Guide: Investment Companies   7.101.j (May 2012). Alternatively, please
disclose the Fund has
no current intent to engage in short sales.
 Cynthia M. Krus, Esq.
Eversheds Sutherland LLP
CIM Real Assets & Credit Fund
March 22, 2019
Page 9 of 16

44. Please disclose in footnote (8) to the fee table that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year. See Item 3.10.f of Form N-2.

45. Please disclose in footnote (9) the expiration date of the waiver and the parties that may terminate the agreement. The Staff notes this disclosure is included on Page 53 of the Prospectus, but should also be included in this footnote.

Use of Proceeds (Page 12)

46. Please disclose how long it is expected to take to invest all or substantially all of the proceeds from the offering in accordance with the Fund's investment objective. If the Fund expects the investment period to exceed three months, also disclose the reasons for the expected delay. See Item 7.2 of Form N-2 and Guide 1 to Form N-2. Also, please be aware the Division does not consider assets invested in money market instruments or cash equivalents to be invested in accordance with a registrant's stated investment objectives and policies, unless they are invested in accordance with a temporary defensive policy or the Registrant's investment policy requires such investments. See Guide 1 to Form N-2.

The Fund's Investments (Pages 13-24)

47. As the disclosure on page 33 states the Fund anticipates that substantially all of the loans in which it makes investments will be below investment grade instruments, i.e., `junk' or high-yield instruments, please prominently disclose the Fund's intention to invest substantially all of its assets in "junk" bonds and reduce the prominence of the discussion of triple A rated securities and other investment grade securities.

Infrastructure (Page 14)

48. Please define the terms "`brownfield' infrastructure assets" and "`greenfield' infrastructure projects" which appear in the last sentence of the first paragraph.

49. For purposes of the real estate and real estate-related securities component of the Fund's
80% policy pursuant to rule 35d-1 under the ICA, the disclosure indicates the Fund will include the "infrastructure sectors and types" listed on page 15. Please add disclosure to specify the criteria the Fund will use to determine that a company within these "infrastructure sectors and types" has economic fortunes that are significantly tied to the real estate industry, and, therefore, is appropriate to include in the Fund's 80% basket for purposes of rule 35d-1. For example, the
Fund could specify that any such company will either: (1) receive 50% of their revenue or profits from real estate; or (2) devote 50% of their assets to real estate. Absent the addition of such a
50% assets/revenues test, or some other reasonable standard or test, the basket of "infrastructure sectors and types" is overly broad for purposes of compliance with rule 35d-1.
 Cynthia M. Krus, Esq.
Eversheds Sutherland LLP
CIM Real Assets & Credit Fund
March 22, 2019
Page 10 of 16

REIT Subsidiaries (Page 15)

50. Concerning the Fund's REIT Subsidiaries, please provide details regarding any such subsidiary's jurisdiction of organization and corporate form. For any REIT Subsidiary of the
Fund, please confirm the following:

a. That the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the REIT Subsidiary.

b. That each investment adviser to the REIT Subsidiary complies with provisions of the
Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the REIT Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the REIT Subsidiary, (we note the disclosure currently indicates this to be so) then, for purposes of complying with Section 15(c), the reviews of the Fund's and the REIT Subsidiary's investment advisory agreements may combined.

c. That the REIT Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the REIT Subsidiary.

d. That the financial statements of the REIT Subsidiary will be consolidated with those of the
Fund.

e. Any management fee (including any incentive fee or performance fee) payable to the advisor of the REIT Subsidiary will be included in "Management Fees" and the expenses of the REIT
Subsidiary will be included in "Other Expenses" in the Fund's Prospectus fee table.

We may have additional comments. Also, to the extent the Fund has any other type of wholly owned subsidiary in which it invests, please apply comment number 50 to those entities.

51. The disclosure states that REIT Subsidiaries may also utilize leverage including by mortgaging properties held by special purpose vehicles or by acquiring property with existing debt and that any such borrowings will generally be the sole obligation of each respective special purpose vehicle, without any recourse to a REIT Subsidiary, the Fund or its assets, and the Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act's limitations on leverage unless the financial statements of the special purpose vehicle, or the subsidiary of the Fund that owns such special purpose vehicle, will be consolidated in accordance with Regulation S-X and other accounting rules. Please:
 Cynthia M. Krus, Esq.
Eversheds Sutherland LLP
CIM Real Assets & Credit Fund
March 22, 2019
Page 11 of 16

a. Provide the legal analysis supporting the conclusion that such borrowings should not be consolidated for purposes of Section 18 of the Investment Company Act.

Risks (Page 24)

52. Please disclose the risks presented by investments in Payable-in-kind ("PIK") interests; and
(2) Original Issue Discount ("OID") Securities including:

a. The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

b. The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

c. Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

d. PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

e. Use of PIK and OID securities may provide certain benefits to the Fund's Adviser including increasing management fees and incentive compensation;

f. The Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of fund assets; and

g. The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the
Fund's taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

LIBOR Risk (Page 38)

53. Please tailor the disclosure on how the transition from LIBOR could affect the Fund's investments. For example, will the Fund invest in instruments that pay interest at floating rates based on LIBOR that do not include "fall back provisions" that address how interest rates will be determined if LIBOR stops being published? If so, how will it affect the liquidity of those investments? Also, disclose how the transition to a successor rate could impact the value of investments that reference LIBOR. Based on your response, we may have additional comments.
 Cynthia M. Krus, Esq.
Eversheds Sutherland LLP
CIM Real Assets & Credit Fund
March 22, 2019
Page 12 of 16

About Our Adviser (Page 48)

54. Please state the Adviser's principal business address and add a description of the Adviser's experience as an investment adviser. See Item 9.1.b(1) of Form N-2. Also, if the Adviser is controlled by another person, disclose the name of that person and the general nature of its business. Id.

55. Please disclose the information required by Instruction 1 to Item 9.1.b(2) of Form N-2 or confirm to us that is not applicable.

About our Sub-Adviser (48)

56. Please state the Sub-Adviser's principal business address and add a description of the Sub-
Adviser's experience as an investment adviser.

Experienced, vertically integrated team with credit expertise (Page 49)

57. The disclosure states, "[a]s of September 30, 2018, CIM Group has aggregate assets under management of approximately $29.4 billion of assets across multiple strategies." Clarify in the text whether the related management activities include management of registered investment companies.

Incentive Fee (51)

58. Disclose how derivatives will be treated for purposes of calculating the "Pre-Incentive Fee
Net Investment Income" on which the Incentive Fee is payable.

59. Enhance the disclosure to explain, using plain English principles, that under the Fund's compensation structure, it is possible that a shareholder may be charged an incentive fee even though the net asset value of its shares has decreased.

60. If the Incentive Fee arrangement will use clawbacks, please add attendant disclosure.

61. Concerning the graphical representation of the calculation of the Incentive Fee, please add disclosure indicating that any returns shown are for illustrative purposes only, and that actual returns may vary from those shown.

Purchasing Shares (Page 56)

62. The second and third sentences states, "[i]nvestors may buy and sell shares of the Fund through Selling Agents and their representatives that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund. Orders will be priced at the appropriate price next computed after it is received by a Selling Agent and accepted by the Fund."
 Cynthia M. Krus, Esq.
Eversheds Sutherland LLP
CIM Real Assets & Credit Fund
March 22, 2019
Page 13 of 16

(Emphasis added.) Please delete the phrase "and accepted by the Fund." See Rule 23c-
3(b)(7)(iii) under the ICA.

Periodic Repurchase Offers (Page 61)

63. In the first paragraph, the last sentence references shareholders being able "to liquidate their investment . . . in limited circumstances, as a result of transfers of the Common Shares to other investors." Please explain these "limited circumstances" in plain English, including any transfer restrictions imposed on shareholders by the Fund.

Notice to Shareholders (Page 62)

64. Please add disclosure explaining to shareholders how they may withdraw or modify their repurchase requests. See Rule 23c-3(b)(6) under the ICA.

65. Please clarify whether the 21 to 42 day notification period prior to the Repurchase Request
Deadline is measured based on calendar days or business days.

Suspension or Postponement of Repurchase Offer (Page 62)

65. Please clarify whether the 21 to 42 day notification period prior to the Repurchase Request
Deadline is measured based on calendar days or business days.

Suspension or Postponement of Repurchase Offer (Page 62)

66. Please expand the disclosure under this heading to explain all of the requirements under rule
23c-3(b)(3) (i.e., the board of directors voting requirements).

Liquidity Requirements (Page 62)

67. In light of the illiquid nature of the Fund's investments, enhance the disclosure in this section to discuss in greater detail how the Fund will meet the requirements of Rule 23c-3(b)(10)
under the Act.

Distribution Reinvestment Plan (65)

68. As shareholders must elect to not receive distributions in the form of common stock (i.e., opt-out), please enhance the disclosure to explain that common stockholders who receive distributions in the form of additional shares of common stock will nonetheless be required to pay applicable federal, state or local taxes on the reinvested dividends, but will not receive a corresponding cash distribution with which to pay any applicable tax. Also disclose that reinvested dividends increase the Fund's gross assets on which a management fee and an incentive fee are payable to the Adviser and Sub-Adviser.
 Cynthia M. Krus, Esq.
Eversheds Sutherland LLP
CIM Real Assets & Credit Fund
March 22, 2019
Page 14 of 16

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies (Page 2)

69. Please revise the Fund's concentration policy to clarify that the Fund will concentrate in the real estate industry. See Item 17.2.e. of Form N-2. Also, make a similar revision to the fundamental policy stated immediately after enumerated policy (4). Additionally, please state the Fund's policy concerning its ability to purchase or sell real estate and real estate mortgage loans. See Item 17.2.f of Form N-2.

70. The penultimate paragraph states "as a fundamental policy, the Fund may make loans to the fullest extent permitted by applicable law, including the 1940 Act." At an appropriate location in the SAI, please clarify the Fund's policy to engage in lending. Based on the Prospectus disclosure, the Fund will do so through purchasing debt securities and entering into repurchase agreements. May the Fund also lend its portfolio securities? If so, please disclosure that fact at an appropriate location in the registration statement and state the maximum limitation, expressed as a percentage of total assets, in which the Fund may engage is such activities.

Non-Diversification Status (Page 10)

71. In the first sentence, please delete the phrases "intend to" and "from time to time."

Management of the Fund (Page 10)

72. In the tables disclosed in response to Item 18.1 of Form N-2, please conform the disclosure to follow the format specified in that Item and ensure each heading require by the Item is included in the tables (we do not object, however, to the current location of the required address information).

Nominating and Corporate Governance Committee (Page 13)

73. As the Nominating and Corporate Governance Committee will consider nominees recommend by security holders, please disclose the procedures to be followed by security holders in submitting such recommendations. See Item 18.5.b.4 of Form N-2.

Code of Ethics (Page 18)

74. Please add disclosure about the Fund's principal underwriter as required by
Item 18.15 of
Form N-2. Also, disclose whether the personnel of the Fund, the Adviser or the Sub-Adviser may invest in securities that may be held by the Fund. See Item 18.1 of Form N-2.
 Cynthia M. Krus, Esq.
Eversheds Sutherland LLP
CIM Real Assets & Credit Fund
March 22, 2019
Page 15 of 16

Part C

Exhibits

75. Confirm the Fund, prior to seeking effectiveness, will file as an exhibit to the registration statement, a copy of any applicable document required by Item 25 of Form N-2. While no exhibits were included with the registration statement, disclosure made in response to Item 25 incorrectly states certain exhibits were filed. Additionally, Item 25 references many exhibits without providing any clarification about their filing status (e.g., notations stating "to be filed by amendment" are not shown). Also, several required exhibits are not listed at all (e.g., copies of existing bylaws or instruments corresponding thereto as required by Item 25.2.b).

76. Please confirm the Fund has received an opinion of counsel regarding the Fund's ability to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code.
Please file the opinion of counsel as an exhibit to the registration statement. For guidance, please see Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14,
2011). If the Fund will not receive such an opinion, please explain to us, given the Fund's proposed investment strategies, why such an opinion is not warranted.

77. Please file the following agreements as exhibits to the Registration
Statement: (a)
Investment advisory agreement between any subsidiary of the Fund in which the Fund will invest
(e.g., a REIT Subsidiary) and its investment adviser; and (b)
Co-administration, Bookkeeping
and Pricing Services Agreement. See Item 25.2.k of Form N-2.

78. Please confirm whether the terms of the offering of Class I shares, Class C Shares, and Class
L Shares have been approved and authorized by the Fund's Board. It may be necessary for the
Fund to undertake to file an unqualified legality opinion and related consent of counsel with the offering of any of these share classes.

SIGNATURES

79. Please note, the signature page of the filing must contain the signatures required by Section
6(a) of the Securities Act.

CLOSING

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule
472 under the Securities Act. Where no change will be made in the filing in response to a
 Cynthia M. Krus, Esq.
Eversheds Sutherland LLP
CIM Real Assets & Credit Fund
March 22, 2019
Page 16 of 16

comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

If you intend to omit certain information from the form of Prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
Act, please identify the omitted information to us, preferably before filing the pre-effective amendment.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to
Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6352.

                                                              Sincerely,

                                                              /s/ Kimberly A.
Browning

                                                                 Kimberly A.
Browning
                                                                 Senior Counsel


cc:    Michael Shaffer, Branch Chief
       Michael Spratt, Assistant Director